Jason L. Kent +1 858 550 6044 jkent@cooley.com	Via EDGAR and FedEx

July 12, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Mary Beth Breslin

Re:	Mirum Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 8, 2019

File No. 333-232251

Ladies and Gentlemen:

On behalf of Mirum Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2019 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on July 8, 2019. Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosures in the Amended Registration Statement. For the Staff’s reference, we have included two copies of the Amended Registration Statement marked to show all changes from the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which is incorporated into this response letter for convenience in italicized type and followed by the Company’s response.

Risk Factors

Our amended and restated certificate of incorporation…, page 63

1.

We refer to Section VII. B of your Exhibit 3.2 and Section 49 of Exhibit 3.4, which state that the federal district courts shall be the exclusive forum for Securities Act claims. Please revise your disclosure here and elsewhere as appropriate to be consistent with the provision in your form of amended and restated certificate of incorporation and bylaws.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com

U.S. Securities and Exchange Commission July 12, 2019 Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 64, 163 and 164 of the Amended Registration Statement.

2.

Your counsel’s 5.1 opinion contains an assumption regarding the due execution and delivery of documents, including with respect to you. Please file an amended 5.1 opinion that does not contain this assumption with respect to you or advise.

Response: In response to the Staff’s comment, the Company’s counsel has revised the 5.1 opinion to remove this assumption with respect to the Company.

*        *        *

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com

U.S. Securities and Exchange Commission July 12, 2019 Page Three

Please contact me at (858) 550-6044 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent
Jason L. Kent
Cooley LLP

cc:	Christopher Peetz, Mirum Pharmaceuticals, Inc.

Michael Grey, Mirum Pharmaceuticals, Inc.

Ian Clements, Ph.D., Mirum Pharmaceuticals, Inc.

Kristin VanderPas, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com